

December 11, 2020

Chris Bursey
Chief Executive Officer
Direct Communication Solutions, Inc.
17150 Via Del Campo, Suite 200
San Diego, California 92127

>   **Re: Direct Communication Solutions, Inc.**
>   **Post-qualification Amendment No. 2**
>   **To Offering Statement on Form 1-A**
>   **Filed December 7, 2020**
>   **File No. 024-11319**

Dear Mr. Bursey:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephen Tollefsen